 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
FBR & Co.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30247C400
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C400   13G   Page 2 of 10 Pages

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PEAK6 Capital Management LLC  36-4172640
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.   SOLE VOTING POWER

0
   6.   SHARED VOTING POWER

359,598
   7.   SOLE DISPOSITIVE POWER

0
   8.   SHARED DISPOSITIVE POWER

359,598

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,598
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.   TYPE OF REPORTING PERSON (see instructions)

BD

CUSIP No. 30247C400   13G   Page 3 of 10 Pages

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PEAK6 Investments, L.P.    36-4166492
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.   SOLE VOTING POWER

0
   6.   SHARED VOTING POWER

359,598
   7.   SOLE DISPOSITIVE POWER

0
   8.   SHARED DISPOSITIVE POWER

359,598

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,598
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.   TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 30247C400   13G   Page 4 of 10 Pages

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PEAK6 LLC       36-4166488
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.   SOLE VOTING POWER

0
   6.   SHARED VOTING POWER

359,598
   7.   SOLE DISPOSITIVE POWER

0
   8.   SHARED DISPOSITIVE POWER

359,598

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,598
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.   TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 30247C400   13G   Page 5 of 10 Pages

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew Hulsizer
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.   SOLE VOTING POWER

0
   6.   SHARED VOTING POWER

359,598
   7.   SOLE DISPOSITIVE POWER

0
   8.   SHARED DISPOSITIVE POWER

359,598

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,598
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.   TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 30247C400   13G   Page 6 of 10 Pages

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jennifer Just
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.   SOLE VOTING POWER

0
   6.   SHARED VOTING POWER

359,598
   7.   SOLE DISPOSITIVE POWER

0
   8.   SHARED DISPOSITIVE POWER

359,598

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,598
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.   TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 30247C400   13G   Page 7 of 10 Pages

Item 1.
  (a) Name of Issuer
FBR & Co.

  (b) Address of Issuer's Principal Executive Offices
1300 North Seventeenth Street
Suite 1400
Arlington, VA 22209

Item 2.
  (a) Name of Person Filing
PEAK6 Capital Management LLC
PEAK6 Investments, L.P.
PEAK6 LLC
Matthew Hulsizer
Jennifer Just

  (b) Address of the Principal Office or, if none, residence
141 W. Jackson Blvd, Suite 500
Chicago, IL 60604

  (c) Citizenship
PEAK6 Capital Management LLC - Delaware
PEAK6 Investments, L.P. - Delaware
PEAK6 LLC - Delaware
Matthew Hulsizer - U.S. Citizen
Jennifer Just - U.S. Citizen

  (d) Title of Class of Securities
Common Stock

  (e) CUSIP Number
30247C400

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
  (a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

  (f) [  ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

  (g) [x] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

  (h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)   Amount beneficially owned:  PEAK6 Capital Management LLC owns 359,598 shares. PEAK6 Capital Management LLC is owned by PEAK6 Investments, L.P. which is primarily owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just own and control PEAK6 LLC.

  (b)   Percent of class:  5.2%

  (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote  0

      (ii) Shared power to vote or to direct the vote
PEAK6 Capital Management LLC, PEAK6 Investments, L.P., PEAK6 LLC, Matthew Hulsizer and Jennifer Just have shared power to vote or direct the vote of 359,598 shares of common stock.

      (iii) Sole power to dispose or to direct the disposition of  0

      (iv) Shared power to dispose or to direct the disposition of
PEAK6 Capital Management LLC, PEAK6 Investments, L.P., PEAK6 LLC, Matthew Hulsizer and Jennifer Just have shared power to vote or direct the vote of 359,598 shares of common stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.  Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.  Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10.  Certification.

  (a)   The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b)   The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30247C400    13G   Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/02/2017
Date

PEAK6 Capital Management LLC
By: /s/ Jason Kunreuther
Name/Title: Jason Kunreuther - Chief Operating Officer

PEAK6 Investments, L.P.
By: /s/ Jay Coppoletta
Name/Title: Jay Coppoletta - Chief Corporate Development & Legal Officer

PEAK6 LLC
By: /s/ Matthew Hulsizer
Name/Title: Matthew Hulsizer - Manager

By: /s/ Matthew Hulsizer
Name: Matthew Hulsizer

By: /s/ Jennifer Just
Name: Jennifer Just